Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc, distributed to employees of Towers Watson on September 24, 2015.

September 24, 2015

Since the last update, our integration workstream leaders met in New York to share progress and work on important next steps in integration planning. We are feeling confident, given our current momentum and the way in which our integration teams have come together to create the new, combined organization.

In this issue, I’m pleased to share progress on five important topics:

•	The FY16 performance management “stub” year

•	Timing of key integration milestones

•	The Willis Towers Watson brand

•	Client account planning

•	Setting our 2016 budgets

FY16 performance management “stub” year

In the last issue of Integration Update, we announced that the fiscal year for Willis Towers Watson will be a calendar year, and to bridge the gap we will have a stub year. To help keep our focus on our clients and winning new business, as well as prepare for the new calendar year cycle, we’ll run a stub year performance management and compensation review for all associates. General guidance on objective-setting and assessment for this six-month period is available on Vantage, and more details will follow soon from your business/corporate function.

Timing of key integration milestones

Over the last few weeks, we’ve received many questions about the timing of key milestones: when additional leaders will be named, when the shareholder vote will occur, when we’ll know more about the organizational structure and systems, and when Day One will be. John Haley, Dominic Casserley and I are very aware that there is a real hunger on both sides for these decisions to be communicated. We remain committed to getting you this information as soon as possible – but we also remain committed to getting it right. We won’t announce key dates until we can share them with confidence (knowing that external legal and regulatory influences surround a number of these decisions). Our target is still to close the transaction by the end of the calendar year.

The Willis Towers Watson brand

Our new brand also has been a popular topic among associates, clients and the markets we serve: how will we build on the value of our legacy brands and articulate what makes Willis Towers Watson unique? Sharon Clark, Andy Whitehouse and their teams are working together to craft our new brand – and an essential part of this process is gathering input from our leaders, our associates, our boards, our external partners, industry experts and, of course, our clients.

This research is currently underway and will help us describe who we are and what we stand for. From websites and intranets to RFP templates, office signage and stationery, all our of new collateral will reflect the philosophy, values (more on those soon) and the value proposition of Willis Towers Watson.

Client account planning

As you might expect, Willis and Towers Watson use different approaches to client account planning. There are some instances, however, where we’ll be able to plan across Willis and Towers Watson before closing (within the rules concerning confidentiality, sharing data, independent pre-closing operations and other applicable legal restrictions). For the most part, we must continue to use our current procedures to plan independently from each other. Our integration teams are busy identifying those clients where it will be possible to coordinate planning with our new Willis colleagues. For the rest, we will stick to our existing processes.

Setting our 2016 budgets

A huge amount of work is nearing completion to establish a common baseline for our existing costs and revenues. Once we have an accurate picture of where we stand financially, we can start to think about planning for the combined company. In late September and early October, we will set a business-as-usual budget using our current Towers Watson processes and for our existing structure. In November, leaders of Willis Towers Watson will plan overall budget targets for the new organization that will become effective after we close the transaction.

More information to come

I continue to view this merger as one that positions us and Willis for a brighter future than either organization could have achieved alone – as do the leaders of the proposed company. We’ll continue to share information as it becomes available to help all associates see how they can contribute to the future success of Willis Towers Watson.

As always, please send your questions and feedback to the Internal Communication and Change Management mailbox. We appreciate your continued adherence to the protocols and guidelines we’ve outlined as we operate as distinct entities. For the time being, we continue to conduct business as usual.

A fifth update will follow soon, and we look forward to keeping you posted on our integration progress. Thank you for your efforts to serve our clients and position us for success as Willis Towers Watson. And thank you to those that are helping to move our integration efforts forward at a rapid pace.

Best,

Gene

In Canada, a French version will follow.

For more information…

•	Issue No. 3

•	Issue No. 2

•	Issue No. 1

•	FAQ document

•	Merger external website

•	Questions? Send a note to the Internal Communication and Change Management mailbox.

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.